Exhibit 99.2


             DURAMED ANNOUNCES PRELIMINARY Q4 1999 RESULTS
                      AND COMMENTS ON 2000 OUTLOOK

       Expanded Marketing Partnership with Solvay Pharmaceuticals
                         Announced Earlier Today

            FDA Approvable Letter Received for 1.25 Cenestin


CINCINNATI, MARCH 1, 2000 -- DURAMED PHARMACEUTICALS, INC. (NASDAQ: DRMD) today said that it anticipates reporting net sales for its fourth quarter ended December 31, 1999 of approximately $15.9 million. The company expects to report a net loss for the period in the range of $12 million, or approximately 53 cents per share. Fourth quarter results included approximately $10 million in marketing expenses related to Cenestin (registered trademark) (synthetic conjugated estrogens, A) Tablets.

In the third quarter of 1999, Duramed reported a net loss of $11.9 million, or 55 cents per share, excluding a $15 million charge related to the company's settlement with Schein Pharmaceutical, Inc., on net sales of $11.1 million. In the fourth quarter of 1998, the company reported a previously restated net loss of $2.9 million, or 15 cents per share, on net sales of $14.1 million.

In keeping with the company's conservative position regarding revenue recognition, approximately $2 million in sales of Cenestin will be recognized in the fourth quarter of 1999, based on end-user prescription data. Management believes the company's conservative approach to revenue recognition for Cenestin is prudent due to: the limited time Cenestin has been promoted by the joint Solvay Pharmaceuticals/Duramed sales force; recognition that Cenestin is Duramed's first introduction of a brand product; the more than 600,000 sample packages that have been supplied to the sales force and, the large pipeline fill of Cenestin.

E. Thomas Arington, Duramed Chairman and Chief Executive Officer, commented, "The fourth quarter 1999 was marked by significant events that could accelerate Duramed's return to profitability. We initiated a co-promotion agreement with Solvay Pharmaceuticals, which included Duramed's Cenestin and Solvay Pharmaceuticals' Estratest/Estratest (registered trademark) H.S. Tablets1 (esterified estrogens and methyltestosterone) and Prometrium (registered trademark) (progesterone) Capsules2. In addition, we began promoting Apri (trademark) (desogestrel and ethinyl estradiol) Tablets and also finalized a settlement with Schein Pharmaceutical, Inc. More recently we received from the Food and Drug Administration an approvable letter for the 1.25 mg Cenestin Tablet strength and have been informed that all issues have been satisfactorily resolved and approval is expected soon. The 1.25 mg strength represents a $200 million market, accounting for 19 percent of all conjugated estrogens prescriptions written and 23 percent of total conjugated estrogens revenues in the U.S. last year."

The introduction of Apri, Duramed's entry into the oral conceptive market, was significant because it is expected to be a major contributor to the company's 2000 results. "We are encouraged by the performance of Apri thus far in 2000, as prescription data for the week ending February 18, 2000 indicates that the product has achieved a 25 percent new prescription market share for desogestrel products. We believe this is an impressive performance based on four months of sales activity," Arington said.

Earlier today, Duramed announced an agreement with Solvay
Pharmaceuticals, that calls for Solvay Pharmaceuticals to assume, effective January 1, 2000, all responsibility for Cenestin marketing plan, including payment of all expenses, in exchange for a share of the Cenestin profits. The terms of the agreement also permit Duramed to recover the $38 million invested in Cenestin during 1999, after Cenestin reaches a level of profitability sufficient to cover Solvay Pharmaceuticals' marketing expenses.

The companies noted that since October, when Solvay Pharmaceuticals and Duramed began joint marketing efforts, total prescriptions for Cenestin from OB/GYNs have increased almost five-fold. Arington commented, "Solvay Pharmaceuticals' strong commitment to Cenestin's success is evidence in the expansion of our relationship. We believe that continued marketing efforts led by Solvay Pharmaceuticals will position Cenestin as a leader in this market segment and we expect the Cenestin income stream to grow steadily during 2000 based on currently available market data."

Regarding Duramed's financial condition and available resources Arington commented, "The launch of Cenestin placed a heavy burden on the company's financial resources throughout 1999. The additional working capital provided by the new Provident Bank financing announced earlier today, the encouraging performance of Apri, the growing market penetration of Cenestin, the expected approval of the 1.25 mg strength of Cenestin as well as Solvay Pharmaceuticals' assumption of the Cenestin marketing expenses will positively impact the company's working capital needs for 2000."

"The actions taken during the fourth quarter along with early developments in 2000 help set the stage for Duramed to achieve the growth and performance levels needed to substantially improve quarterly performance throughout the year 2000. While the company does not expect to be profitable for the first quarter of 2000, we believe the performance improvement could be sufficient to position the company for profitability in the second quarter," Arington added.

Arington commented that additional funds will be required to meet existing obligations resulting from the 1999 Cenestin launch and, depending on the continued rate of growth of key products, to satisfy 2000 operating requirements. The company is considering a number of different options and believes that it will be successful in meeting its cash needs. At this time no definitive agreements have been reached and a failure to obtain necessary funding could have a materially adverse effect on Duramed and its prospects and business plans. The company is continuing to monitor a number of current business activities that may improve its working capital position.

Arington added that Duramed expects to place heavy emphasis on partnering high profile projects. "Our business development plan calls for active discussions with other companies, including Solvay Pharmaceuticals on mutually beneficial business projects."


Excluding Cenestin-related sales and expenses, in the fourth quarter of 1999, Duramed anticipates it would have generated a net loss of approximately $4 million, or 18 cents per share, on net sales of about $13.9 million. Apri, which Duramed began promoting on October 26, 1999, represented approximately 41 percent of that total. Methylprednisolone, formerly Duramed's most significant product, represented approximately 13 percent of net sales in the period.

FULL YEAR RESULTS
For full-year 1999, Duramed anticipates reporting a net loss of approximatelY $51 million, or $2.35 per share. Excluding Cenestin-related sales of $2 million and expenses of $21 million as well as the charge of $15 million charge related to the company's settlement with Schein Pharmaceutical, Inc., the net loss would be in the range of $17 million, or 79 cents per share.

In 1998, the company reported a previously restated net loss of $13.8 million, or 76 cents per share. Net sales for 1999 are expected to be in the rage of $50 million essentially unchanged from the $49.8 million reported in 1998.

ABOUT SOLVAY PHARMACEUTICALS, INC.
Solvay Pharmaceuticals, Inc., based in Marietta, Ga., is a research-based pharmaceuticals company, active in the therapeutic areas of cardiology, gastroenterology, mental health and women's health. Solvay Pharmaceuticals is the second largest pharmaceutical company in the U.S. hormone replacement therapy market, having advanced from its previous standing of sixth in the industry in 1996. It is a member of the worldwide Solvay Group of chemical and pharmaceutical companies, headquartered in Brussels, Belgium. The Group's members employ some 33,000 people in 46 countries. Its 1999 revenue worldwide was 7.9 billion EUR ($7.9 billion) from four operating sectors: Chemicals, Plastics, Processing, and Pharmaceuticals. Additional information about the Group can be found on the World Wide Web at http://www.solvay.com.
_____________________

ABOUT THE COMPANY
Duramed Pharmaceuticals develops, manufactures and markets prescription drug products. The company's business strategy emphasizes products with attractive market opportunities and potentially limited competition due to technological barriers to entry, focusing on women's health and the hormone replacement therapy market. On March 24, 1999, the FDA approved the company's first branded product, Cenestin (registered trademark) (synthetic conjugated estrogens, A) Tablets, for the treatment of moderate-to-severe vasomotor symptoms associated with menopause.


On October 6, 1999, Duramed entered into an alliance with Solvay Pharmaceuticals, Inc. to jointly promote three of the companies' hormone products to obstetricians and gynecologists across the United States: Duramed Pharmaceuticals' Cenestin and Solvay Pharmaceuticals' Estratest (registered trademark) and Prometrium (registered trademark.

Duramed's containment manufacturing facility for the production of hormones -- with enclosed product flow and state-of-the-art environmental controls -- ensures purity, stability and tablet uniformity for Cenestin and other hormone products. While Duramed's primary focus will be solid oral dose hormones, the company's other areas of concentration -- controlled release technology and oncology -- continue to represent attractive market opportunities that will be pursued, as appropriate.

The company's stock is traded on Nasdaq using the symbol DRMD. Additional information about the company can be found on the World Wide Web at http://www.duramed.com and http://cenestin.com.
                  ______________________     ___________________

1    Estratest is a trademark of Solvay Pharmaceuticals.
2    Prometrium is a trademark of Solvay Pharmaceuticals.


Like all estrogen drug products, CENESTIN (registered trademark), and ESTRATEST (registered trademark)/ESTRATEST (registered trademark) H.S. Brand Tablets should not be used in women with known or suspected pregnancy, breast cancer, or estrogen-dependent neoplasia, undiagnosed abnormal genital bleeding, active thrombophlebitis, or thromboembolic disorders. Estrogens have been reported to increase the risk of endometrial carcinoma in postmenopausal women with an intact uterus. The most common adverse events reported in clinical experience with CENESTIN included headache, insomnia, asthenia, nervousness, paresthesia, and depression. The most common adverse events reported with ESTRATEST (registered trademark)/ESTRATEST (registered trademark) H.S. Brand Tablets include those typical of estrogen therapy (such as breast tenderness, headache, nausea, edema and abdominal pain) and of androgen treatment (including hair loss, acne and hirsutism). Common side effects of PROMETRIUM (registered trademark) Capsules are breast tenderness, dizziness, abdominal bloating, and vaginal discharge. For additional information on CENESTIN (registered trademark), ESTRATEST (registered trademark) Brand Tablets or PROMETRIUM (registered trademark) Capsules, please see full prescribing information.

The Securities and Exchange Commission (SEC) encourages companies to disclose forward-looking information sot hat investors can better understand a company's future prospects and make informed investment decisions. Due to changing market conditions, product competition, the nature of product development and regulatory approval processes, the achievement of forwarding-looking statements contained in this press release are subject to risks and uncertainties. For further details and a discussion of these risks and uncertainties, see Duramed's SEC filings, including its annual report on Form 10-K/A.